Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

April 26, 2017

Crown Castle International Corp.

$350,000,000 4.750% Senior Notes due 2047

April 26, 2017

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated April 26, 2017, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	4.750% Senior Notes due 2047 (the “Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	$350,000,000

Gross Proceeds:	$347,224,500

Maturity Date:	May 15, 2047

Coupon:	4.750%

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Price and Yield:	97-18; 3.000%

Spread to Benchmark Treasury:	T + 180 basis points

Price to Public:	99.207% of principal amount

Yield to Maturity:	4.800%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2017

Record Dates:	May 1 and November 1

Make-Whole Call:	Prior to November 15, 2046 (six months prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:	At any time on or after November 15, 2046 (six months prior to the maturity date of the Notes)

Trade Date:	April 26, 2017

Settlement Date:	May 1, 2017 (T+3)

Use of Proceeds:

We expect to receive net proceeds of approximately $341 million from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the funding of acquisitions, including the proposed Wilcon Acquisition, discretionary investments and the repayment or repurchase of outstanding indebtedness.

CUSIP:	22822V AF8

ISIN:	US22822VAF85

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Co-Managers:	Citizens Capital Markets, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. (toll-free) at 1-866-807-6030, J.P. Morgan Securities LLC (collect) at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated (toll-free) at 1-800-294-1322, Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649 or SunTrust Robinson Humphrey, Inc. (toll-free) at 1-800-685-4786.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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